Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated November 15, 2018

Investor Presentation November 2018 Alpine Electronics, Inc.

Agenda Executive Summary Valuation Strategy Process Why Oasis Is Wrong

Executive Summary The Offer Represents A Full And Compelling Valuation 27.0% premium to the closing price prior to announcement 29.1% premium to the one-month, and 30.1% premium to the one-year, average closing prices prior to announcement 30.5% Clarion premium to the closing price prior to news leak in line with the 27.0% premium we received Consideration now includes incremental 100 yen cash special dividend, reflecting stronger-than-expected Alpine performance Premium to the one-month average closing price prior to announcement is more than double the median of precedent Japanese "controlled company" transactions, and higher than 14 of 15 recent precedents Shares are currently trading in line with the value of the Alps offer. Voting down the transaction carries substantial downside risk to shareholders Now Is The Right Time For This Transaction Rapid changes in technology are driving dramatic global change to our industry Our customers expectations of us are also changing, enhancing need for scale and strength Remaining Standalone Is A Suboptimal Strategy Industry disruption is expected to continue for the next decade, putting smaller companies at substantial risk A combined entity will be a more effective competitor We believe integration will deliver strong, sustainable performance Standalone forecast projects revenue decline in 2020, highlighting scale risk We Believe Oasis' Arguments And "Offer" Are Disingenuous No parties besides Alps have made a credible indication of interest Oasis made no formal offer; press release proffered for only 50% of shares No indication they have committed financing and have made no legitimate attempt at negotiating Standalone plea ignores significantly greater value creation potential of the merger Oasis' attempts at valuation lack any credibility 3

The Offer Presents A Fulsome Valuation Based on the unaffected market prices, the 0.68 share exchange ratio represents a: 27.0% premium to the closing price immediately prior to announcement 29.1% premium to the 1-month average closing price 33.7% premium to the 6-month average closing price 30.1% premium to the 1-year average closing price 28.3% premium to the 2-year average closing price After Alpine's operating performance exceeded the financial forecasts, the Board negotiated an incremental 100 yen special dividend, further increasing the consideration. It appears the market has rejected Oasis arguments, and is trading in line with the offer Alpine/Alps Trading Ratio Exchange Offer + Dividend Oasis publishes "offer" to purchase a majority of shares Alpine announces transaction with Alps at 0.68 exchange ratio Alpine announces 100 yen dividend upon close of the transaction 1 0.75 0.5 0.25 0 Jul 2015 Aug 2016 Sep 2017 Oct 2018 4

The Offer Is Compelling For A Controlled Company

At 29.1%[1], the premium to market is:

- more than double the median of comparable "controlled" transactions in the Japanese market
- higher than 14 of the 15 comparable transactions

	Announced	Acquirer	Target	Shareholding by Acquirer	Market Premium[1]	Form of Consideration
1	10/30/2015	Hitachi Zosen Corporation	Ohnami Corporation	41.7%	31.0%	Shares of the parent company
2	11/30/2015	The Japan Steel Works, Ltd.	Meiki Co., Ltd.	51.9%	13.2%	Shares of the parent company
3	11/30/2015	Izumi Co., Ltd.	Super Daiei Co., Ltd.	51.1%	9.9%	Shares of the parent company
4	1/29/2016	Murata Manufacturing Co., Ltd.	TOKO, Inc.	63.8%	8.9%	Shares of the parent company
5	1/29/2016	Toyota Motor Corporation	Daihatsu Motor Co., Ltd.	51.3%	16.9%	Shares of the parent company
6	2/10/2016	Odawara Engineering Co., Ltd.	Royal Electric Co., Ltd.	76.8%	(1.1%)	Shares of the parent company
7	8/3/2016	OPTEX Group Co., Ltd.	OPTEX FA Co., Ltd.	54.3%	26.7%	Shares of the parent company
8	8/4/2016	Nippon Flour Mills Co., Ltd.	Tofuku Flour Mills Co., Ltd.	51.2%	(7.5%)	Shares of the parent company
9	9/14/2016	Mitsubishi Chemical Holdings Corp.	Nihon Kasei Co., Ltd.	64.9%	9.7%	Shares of the ultimate parent company[2]
10	12/20/2016	Panasonic Corporation	Panasonic Industrial Devices SUNX Co., Ltd.	70.0%	19.4%	Shares of the parent company
11	2/7/2017	The Nisshin OilliO Group,Ltd.	Settsu Oil Mill, Inc.	51.7%	15.7%	Shares of the parent company
12	3/28/2017	Faith, Inc.	Nippon Columbia Co., Ltd.	51.0%	16.4%	Shares of the parent company
13	4/12/2017	Yamada Denki Co., Ltd.	BEST DENKI Co., Ltd.	52.1%	6.4%	Shares of the parent company
14	8/11/2017	DTS Corporation	DataLinks Corporation	50.0%	17.8%	Shares of the parent company
15	5/15/2017	Nisshinbo Holdings Inc.	Japan Radio Co., Ltd.	61.8%	2.0%	Shares of the parent company
				Average	12.4%	
				Median	13.2%	

Comparable precedent transactions are all share exchange transactions between Japanese listed companies announced between July 1, 2015 and July 26, 2017, where the acquirer already held at least 40% of the target's shares before the transaction. Two transactions were excluded: COLOPL, Inc. and Eighting Co., Ltd, where a two step scheme (TOB+SQO) was taken, and Seven & I Holdings Co., Ltd. and Nissen Holdings., Ltd. , which was conducted to bail out Nissen Holdings.

(1) Premium of the offer to the 1-month average closing price prior to announcement
(2) Transaction involved a triangular share exchange

5

The Offer Fairly Valued Alpine On A Multiple Basis Even using the most recent quarter, we believe the offer represents a compelling premium. 1 EBITDA 2 EBITDA Multiple 3 Operating business value 4 Investments 5 Net Cash (debt) 6 Minority Interest 7 Equity Value 8 Shares outstanding Alpine a/ 24,880 4.4 3 yr avg. LTM multiple 109,856 1*2 41,220 50,830 (2,250) 199,656 3+4+5+6 68.95 2,895.66 7/8 Alps Electric a/ 113,190 8.0 3 yr avg. LTM multiple 901,530 1*2 41,220 b/ 43,476 (117,720) 868,506 3+4+5+6 195.91 4,433.19 7/8 Pro-forma Exchange Ratio 0.65 Notes a/ All figures in millions of Japanese Yen except per share items, Financials as of quarter ended 09/30/2018, Factset b/ We included "Miscellaneous Investments" in our calculation 6

Comparison To Clarion Is Based On Incorrect Assumptions Using Clarion alone to value Alpine is misleading: Alpine has historically traded at a significant discount to Clarion's LTM EBITDA multiple, reflecting in our view underlying differences in business mix and investor perception, including Clarion's potential as a "takeover" candidate (which is substantiated by the recently announced sale of Clarion) We believe the extraordinarily high multiple for Clarion in its recently announced sale reflects unique aspects of Clarion's business and the buyer's need to enter the Japanese market, rather than the intrinsic value of Clarion itself for the purposes of valuing Alpine. Using Alps' and Alpines own historical multiples: Accurately demonstrates that the offer represents significant value Is consistent with the evidence of: The significant market premium over multiple time periods The favorable comparison of the market premium to precedent Japanese "controlled company" transactions Independent DCF analysis underscores desirability of this merger: Internal forecasts project a decrease in Alpine's sales from FY2019 to FY2020; Alps' revenue grows Alpine's operating margins expected to increase at a much slower pace than at Alps 7

Rejection Carries Significant Risk for Alpine Shareholders Alpine's share price is likely being supported by the Alps deal. Peer performance since our announcement indicates standalone prices could fall significantly if the deal is not approved. Clarion JVC Kenwood Pioneer 30% 0% (30)% (60)% 07/26/17 10/31/18 At the median of peer performance: As of: 1 month prior to Clarion Announcement Clarion Announcement October 31 2018 Implied Alpine Price (Y)1,331 (Y)1,517 (Y)1,495 Implied Deal Premium 61.8% 20.7% 28.6% 8

Sell-Side Analysts Support The Transaction On Business Competitiveness: Credit Suisse: "Full integration with Alps Electric should accelerate Alpine's development efforts in autonomous driving. We also think an integration will improve overall operations, including development, and should help lower procurement costs. On the development side, Alpine aims to utilize Alps Electric's input devices, sensors and other technologies in its digital cockpit business." On Improvement of Operating Efficiency: Credit Suisse: "We further note that Alpine has struggled with persistently low margins, and we thus look for improvement in earnings owing to tighter earnings management by Alps Electric." On the Need to Act Soon ... SMBC Nikko: " ... the company has announced plans to merge with Alps Electric, and we focus on deeper collaboration between the two companies moving forward. On the one hand, it is possible that the market for advanced cockpits for luxury cars, a field where expectations are high, will take off faster than Alpine expects. On the other hand though, the competitive landscape is starting to change markedly with developments such as the acquisition of Harman International by Samsung Electronics." 9

Now Is The Right Time For This Transaction Why now? Rapid changes in technology - driven by increased electrification of automobiles, and manifested in new business opportunities such as autonomous driving and connected cars - are already driving dramatic changes to the industry. This disruption is expected to continue for the next decade. Our customers' expectations are also changing, driving our sense of urgency and a need for enhanced overall scale and strength. Development of Unique Technologies Alpine will be able to create, propose and expand highly functional system products unique to the combined entity as an automotive HMI system integrator and expand its business in new business areas. Ability to Adapt to Dramatic Industry Change In the midst of the dramatic changes of the environment surrounding the automobile industry and the automotive business due to the increased electrification of automobiles in recent years, it is a pressing issue for both Alpine and Alps to resolve operational restrictions, which arise due to the nature of the companies as independently listed companies. There is a current need for: mutual cooperation in development, manufacturing and sales; sharing of intellectual property, licenses, knowhow and other similar assets; and more effective and coordinated communication with customers. Leveraging Alps' Extensive Customer Channel Alpine will be able to accelerate business expansion by reaching new customers through capitalizing on Alps Electric's extensive customer channel. 10

Industry Transformation Requires Organizational Change The automobile industry is undergoing major transformation on four dimensions known as "C.A.S.E." (Connected, Autonomous, Shared & Services, Electric) This has led to an increase in partnerships and acquisitions related to mobility, driving automation and connectivity. The combination of Alpine and Alps will allow for greater partnerships with leading automakers. Major Automakers' Partnership Related to Mobility, Connectivity, and Driving Automation 11

A Combined Entity Will Be A More Effective Competitor What automobile manufacturers expect from the combined company is a unique supplier that fully integrates a device manufacturer and a system manufacturer, which is able to develop integrated products that would meet the expectation of automobile manufacturers, rather than a company that develops individual products like in the past, with Alps Electric providing devices and Alpine providing systems. Alpine and Alps will be reorganized into an "Innovative T-Shaped Company" leveraging: Alpine's "horizontal I-Shaped" strength in developing systems utilizing a wide range of devices and technologies Alps "vertical I-Shaped" strength in the development of core devices using its electronic components System Integration Alpine Diversification of system technologies Functional Devices ALPS Advancement of elemental technologies Services Systems OEM Customers Modules Tier 1 Customers Devices Tier 2 Customers As an "Innovative T-Shaped Company," we will reach a broader customer base by selling both systems development and core devices 12

We Believe Integration Will Deliver Strong, Sustainable Performance Integration to Deliver Substantial Margin Expansion The combined company targets achieving: Operating margin of 10% Annual sales of 1 trillion yen on or about FY2024. A 25.5% increase from pro-forma 2018 results Operating Margin Alpine Clarion JVS Kenwood Alps Target 14% 12% 10% 8% 6% 4% 2% 0% -2% -4% Mar '16 June '16 Sep '16 Dec '16 Mar '17 Jun '17 Sep '17 Dec '17 Mar '18 Jun '18 Medium-Term Plan 13

Merger Is Far Preferable To Remaining Standalone Opportunities of Combined Company Expand business opportunities by leveraging Alps Electric's extensive market and customer channels Develop and bring more quickly to market integrated HMI cockpit systems and other products by combining Alps' input products and Alpine's output products Expand more aggressively into new business opportunities in EHII, autonomous driving, EV and sharing Broaden channels and strengthen our BtoC service business Mutual use of development resources and intellectual property Mutual use of production technologies and production bases Strengthen cooperation with suppliers and procurement capacity through joint procurement of parts and raw materials Streamline back-office departments through infrastructure sharing Risks of Remaining Standalone The car navigation business struggling as drivers increasingly turn to smart phones for street directions: need diversification As electronic vehicles take additional market share, Alpine would likely need to spend significant resources to enhance customer channels As a standalone company, Alpine would likely be required to meaningfully increase spend on research to keep pace with technological advancements Growth/scale opportunities are limited without the ability to leverage technology 14

Third Party Committee Reviews Were Careful and Thoughtful Process Was Conflict-Free In 2017, the Board established a Third Party Committee to review and assess the negotiation process and the share exchange, to engage with Alpine representatives during the negotiation process and to ensure that the interests of the minority shareholders were protected. In July 2018, the Board established a Third Party Committee again to analyze the transaction and share exchange ratio. Potentially conflicted directors recused themselves from the subsequent Board discussion and votes to approve the transaction. Strategic Review Was Thorough Prior to announcement of the transaction, the Third Party Committee spent 4 months (including 7 in-person meetings) examining the proposal. The Third Party Committee spent 2 months (including 11 in-person meetings) re-examining the proposal. Following their respective examinations, the Third Party Committees determined, after consultation with professional advisors, that the combination at the proposed exchange ratio of 0.68 with Alps Electric is fair to minority shareholders. Due Diligence on Alps Was Extensive Through multiple rounds of review, the Third Party Committee, together with an investment banker: Reviewed the progress of negotiating the 0.68 exchange ratio. Assessed Alpine's and Alps' business plans. Analyzed the 0.68 exchange ratio. Vetting of Synergies Was Detailed In addition to its long-standing awareness of Alps as an affiliated company, Alpine: Extensively vetted the projected synergies, measuring the benefit of shared intellectual property, licenses, knowhow and other similar assets, opportunities for mutual use of production bases, and strengthened procurement capacity, among many other benefits. The two companies continue to meet monthly to explore incremental synergies. Examined the reports that SMBC Nikko and Yamada respectively made its analysis. 15

Board's Process Was, And Continues To Be, Value-Driven Independent Committees March 31, 2017 - July 26, 2017 Board established a 3-member Third Party Committee (independent director, an outside lawyer and an outside accountant) and the Committee monitored the process. After 4 months, including 7 in-person meetings, the Committee completed its examination of the proposal and concluded that it was fair to the minority shareholders February 2018 After Alpine outperforms forecasts, Third Party Committee reviews updated financials After 6 in-person meetings, the Committee completed its examination of the updated financials and concluded it did not necessitate a renegotiation of the exchange ratio July 27, 2018 - September 20, 2018 Board established a new 5-member Third Party Committee (1 outside lawyer and 1 outside accountant in addition to the original Third Party Committee) which retained its own financial advisor After 2 months, including 11 in-person meetings, the Committee concluded the exchange ratio is fair to minority shareholders. Process January 2017 The companies discussed possible structures and benefits of business integration December 2016 Alps proposed a potential business integration between Alps Electric and Alpine June 30, 2017 - July 27, 2017 June 30 - Alps makes initial proposal of 0.60 share exchange ratio July 3 - Alpine counters with 0.75 July 7 - Alps submits offer of 0.65 July 10 - Alpine counters with 0.73 July 14 - Alps submits offer of 0.66 July 18 - Alpine counters with 0.70 July 18 - Alps submits offer of 0.68; Alpine's working group agrees to consider July 20 - After the meeting with financial advisors, the companies agree on an exchange ratio of 0.68 July 27 - Agreement is announced June 2018 - September 2018 On September 14, after taking into account shareholder opinions and voting outcomes at the annual meeting, Alpine negotiates payment of an incremental special dividend of (Y)100 to its shareholders in connection with the transaction. This dividend reflects recent business conditions and the difference between the forecasts used in negotiations and the actual results of FYE18, and takes into account Alpine's operational cash needs. 16

We believe Oasis' Arguments And "Offer" Are Disingenuous Ignores the significantly greater value creation potential of the combined company vs standalone Cash "offer" would enable Oasis to hoard the upside Short-Term Focus No formal offer was ever made - just an open letter press released on June 12, 2017 (followed by another in October 2017) Oasis: No indication they have committed financing Has made no legitimate attempt at negotiation Non-Viable "Offer" Relies on multiples that ignore historical reality Ignores potentially meaningful downside risk to shareholders if transaction is not approved Argues for "valuations" as much as 5x's what Oasis' latest "offer" Appears to have no explanation why no other bidders have appeared Bewildering "Valuation" 17

Oasis' Attempts at Valuation Lack Any Credibility Compelling (Y)713 billion opportunity for a smart bidder Zero indications of interest, more than 1 year later Oasis "offer" unchanged (Y)3,300 (Y)1,800 (Y)2,300 (Y)4,731 (Y)12,061 (Y)1,710 Oasis' Initial Public Valuation Oasis' Offers No indication of Funding Initial Current Oasis' Current Valuation Based on Clarion's Sale1 EV/EBITDA Multiple P/E Multiple Oasis' Calculation of Alps Offers 1 Figures from Oasis Investor Day materials 18

Oasis' Attacks On The Board's Advisors Are Mistaken Oasis claims SMBC Nikko "backed away from" its Fairness Opinion: SMBC Nikko has not withdrawn or "backed away from" its July 26, 2017 opinion that that the share exchange ratio is fair. Rather, the Third Party Committee determined to engage an independent financial advisor that was not affiliated with or currently engaged by either Alpine or Alps. As a consequence, no additional or updated financial opinion from SMBC Nikko was necessary. Oasis claims Yamada is "not competent" and made " fundamental" errors in their analysis: Yamada is a well-known consultancy (they provide approximately 800 consulting services engagements each year for their clients), selected for the final examination because of its independence from both Alpine and Alps. As is typical due to different methodologies utilized by financial advisory firms, the discount rate differs between Yamada, SMBC Nikko, and Nomura (Alps' financial advisor) because each advisor has its own policy as to: Whether it incorporates the equity size premium into its analysis, and The equity risk premium (but then applied that equity risk premium to both Alpine and Alps). 19

Please Vote FOR Transaction Sample This is the sample Letter of Proxy. We ask that shareholders who wish to support that Company and shareholders in agreement with the Company's views fill in their Letter of Proxy by following this sample and to send it by mail. (Translation only) Letter of Proxy To Alpine Electronics, Inc., Shareholder Number Please write your 8-digit Shareholder Number printed on your Voting Rights Exercise Form. Shareholder's Address Write your Shareholder's Address and Name as they appear on the enclosed Voting Rights Exercise form. Name I/We hereby appoint, a shareholder, as my proxy and delegate authority for the following matters to the proxy. 1. Attending your Extraordinary General Meeting of Shareholders to be held on December 5, 2018 (including any continued meeting or adjourned meeting) and exercising my voting rights for the following proposals according to my instructions (indicated by circle). However, carte blanche is given for a proposal in cases where neither approval nor disapproval has been expressed for it, where an amendment is submitted to the original proposal, or where a motion regarding procedures for the meeting of shareholders including progress of proceedings regarding the proposal, is submitted. 2. Appointing a subagent. Please write the date on which you send this Letter of Proxy. Don't fill in this field! As the proxy will be appropriately designated by the Company, please send the letter with this field left blank. November 27, 2018 Please circle "Approval" for both Proposal 1 and Proposal 2. Proposals (Company Proposals) (Proposal 1 and Proposal 2) Proposal 1 Proposal 2 To the original proposal To the original proposal Approval Approval Disapproval Disapproval Please circle "Approval" for both Proposal 1 and Proposal 2. (Shareholder Proposal) (Proposal 3) Proposal 3 To the original proposal Approval Disapproval Please circle "Disapproval" for Proposal 3. End * When exercising your voting rights by submitting the Letter of Proxy, please check that your Voting Rights Exercise Form (also enclosed) is also in the return envelope together with your Letter of Proxy when you send it. * If you are unclear on how to fill out this form or how to send it, please contact the following: Support desk for shareholders, Transfer Agent Department, Mitsubishi UFJ Trust and Banking Corporation Phone: 0120-727-696 (9:00 to 17:00 (Japan time) on weekdays except Saturdays, Sundays and public holidays); toll free only within Japan 20

Disclaimer One of the parties to the Business Integration, Alps Electric, has filed a registration statement on Form F-4 ("Form F-4") with the U.S. Securities and Exchange Commission (the "SEC") in connection with the proposed share exchange with the Company. The Form F-4 contains a prospectus and other documents. Once the Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders' meeting at which the share exchange will be voted upon. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about Alps Electric, the Company, the share exchange and related matters. U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders' meeting with respect to the share exchange. Any documents filed with the SEC in connection with the share exchange are available, free of charge, on the SEC's website at www.sec.gov. In addition, upon request, the documents will be mailed to shareholders for free of charge. To make a request, please refer to the following contact information. Company name: Alps Electric Co., Ltd. Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office Telephone: +81-3-5499-8026 (IR Direct) Company name: Alpine Electronics, Inc. Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department Telephone: +81-3-5499-4391 (IR Direct) 21

Forward-Looking Statements This document includes "forward-looking statements" that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic and business conditions in and outside Japan; (2) changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies' products, and changes in exchange rates; (3) changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers; (4) further intensified competition in the electronic components business, automotive infotainment business and logistics business; (5) increased instability of the supply system of certain important components; (6) change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers; (7) costs and expenses, as well as adverse impact to the group's reputation, resulting from any product defects; (8) suspension of licenses provided by other companies of material intellectual property rights; (9) changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets; (10) adverse impact to liquidity due to acceleration of indebtedness; (11) changes in the value of assets (including pension assets) such as securities and investment securities; (12) changes in laws and regulations (including environmental regulations) relating to the Companies' business activities; (13) increases in tariffs, imposition of import controls and other developments in the Companies' main overseas markets; (14) unfavorable political factors, terrorism, war and other social disorder; (15) interruptions in or restrictions on business activities due to natural disasters, accidents and other causes; (16) environmental pollution countermeasures costs; (17) violation of laws or regulations, or the filing of a lawsuit; (18) the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders' meetings of the Companies, and any other reasons; (19) delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities or other necessary approvals being unable to be obtained; and (20) inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group. 22